SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

OYO Geospace Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

671074 10 2 (CUSIP Number)

August 12, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 671074 10 2	13 G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OYO Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,450,000 shares (1) (2) (3) 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 1,450,000 shares (1) (2) (3) 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,450,000 shares (1) (2) (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.8%
12	TYPE OF REPORTING PERSON* CO

CUSIP NO. 671074 10 2	13 G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OYO Corporation U.S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,450,000 shares (1) (2) (3) 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 1,450,000 shares (1) (2) (3) 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,450,000 shares (1) (2) (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.8%
12	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 671074 10 2	13 G	Page 4 of 6 Pages

Item 1.	(a)	Name of Issuer: OYO Geospace Corporation

	(b)	Address of Issuer’s Principal Executive Offices: 7007 Pinemont Drive Houston, Texas 77040-6601

Item 2.	(a)	Name of Persons Filing: OYO Corporation OYO Corporation U.S.A.

	(b)	Address of Principal Business Office or, if none, Residence: OYO Corporation 4-2-6 Kudan-kita, Chiyoda-ku Tokyo 102-0073 OYO Corporation U.S.A. 245 Carmelo Avenue, Suite 101 Pasadena, California 91107

	(c)	Citizenship: OYO Corporation – incorporated under the laws of Japan OYO Corporation U.S.A. – incorporated under the laws of Texas

	(d)	Title of Class of Securities: Common Stock, $.01 par value

	(e)	CUSIP Number: 671074 10 2

Item 3.	Not Applicable

Item 4.	(a)	Amount Beneficially Owned: 1,450,000 shares (1) (2) (3)

	(b)	Percent of Class: 25.8%

	(c)	Number of Shares as to Which Such Person Has:

(i) Sole Power to Vote or Direct the Vote: 1,450,000 shares (1) (2) (3)

(ii) Shared Power to Vote or Direct the Vote: 0 shares

(iii) Sole Power to Dispose or to Direct the Disposition of: 1,450,000 shares (1) (2) (3)

(iv) Shared Power to Dispose or to Direct the Disposition of: 0 shares

Item 5.	Not Applicable

Item 6.	Not Applicable

Item 7.	Not Applicable

Item 8.	See the attached Exhibit A.

Item 9.	Not Applicable

Item 10.	Not Applicable

CUSIP NO. 671074 10 2	13 G	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2005
OYO Corporation

	By:	/s/ Katsuhiko Kobayashi
	Name:	Katsuhiko Kobayashi
	Title:	Senior Executive Officer

OYO Corporation U.S.A.

	By:	/s/ Katsuhiko Kobayashi
	Name:	Katsuhiko Kobayashi
	Title:	President

(1) Includes 160,000 shares of Common Stock subject to a Stock Purchase (Call) Option Agreement dated as of April 16, 1998, by and between OYO Corporation U.S.A. and Ernest M. Hall, Jr., as amended by Amendment of Stock Purchase (Call) Option Agreement dated as of June 22, 1999, by and between OYO Corporation U.S.A. and Ernest M. Hall, Jr. The agreement, as amended, grants Mr. Hall an option to purchase 160,000 shares of Common Stock at $14.00 per share, subject to certain adjustments. The option became fully exercisable on April 17, 2001. OYO Geospace Corporation and OYO Corporation are not parties to this agreement.

(2) Includes 140,000 shares of Common Stock subject to a Stock Purchase (Call) Option Agreement dated as of June 28, 2002, by and between OYO Corporation U.S.A. and Ernest M. Hall, Jr. The agreement grants Mr. Hall an option to purchase 140,000 shares of Common Stock at $10.01 per shares, subject to certain adjustments. The option became fully exercisable on May 31, 2005. OYO Geospace Corporation and OYO Corporation are not parties to this agreement.

(3) Prior to August 12, 2005, OYO Corporation U.S.A. beneficially owned 2,850,000 shares of Common Stock. OYO Corporation indirectly owned the same 2,850,000 shares of Common Stock through OYO Corporation U.S.A., its wholly owned subsidiary. The number presented here reflects the disposition of 1,400,000 shares of Common Stock on August 12, 2005 pursuant to a firm commitment underwritten offering between OYO Corporation U.S.A. and certain underwriters.

CUSIP NO. 671074 10 2	13 G	Page 6 of 6 Pages

EXHIBIT A

AGREEMENT OF JOINT FILING

The undersigned hereby agree that they are filing jointly, pursuant to Rule 13d-1(k)(1) of the Act, the information required by Schedule 13G, for the sale of 1,400,000 shares of common stock of OYO Geospace Corporation held by OYO Corporation U.S.A., a wholly owned subsidiary of OYO Corporation.

August 16, 2005
OYO Corporation

	By:	/s/ Katsuhiko Kobayashi
	Name:	Katsuhiko Kobayashi
	Title:	Senior Executive Officer

OYO Corporation U.S.A.

	By:	/s/ Katsuhiko Kobayashi
	Name:	Katsuhiko Kobayashi
	Title:	President